12g3-2(b)#: 82-2306

SUPPL

02049107

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.	02	05	31	02	07	25

ISSUER ADDRESS				
1400 – 400 BURRARD STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6C 3G2	604-643-1789	604-689-1743
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
STUART ROGERS		DIRECTOR		604-689-1743
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GEORGE MAINAS"	GEORGE MAINAS	02	07	25
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
"STUART ROGERS"	STUART ROGERS	02	07	25

FIN51-901F Rev.2000/12/19

dw 8/7

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

May 31, 2002 and February 28, 2002

	May 31, 2002	Feb. 28, 2002 (audited)
Assets		
Current assets:		
Cash	$ 25,239	$ 47,758
Accounts receivable	1,722	1,665
	26,961	49,423
Cable distribution licences	1	1
	$ 26,962	$ 49,424
Liabilities and Deficiency in Assets		
Current liabilities:		
Accounts payable and accrued liabilities	$ 16,803	$ 19,111
Due to related parties (note 5)	235,738	189,859
	252,541	208,970
Deficiency in assets:		
Share capital (note 6)	7,113,503	7,113,503
Deficit	(7,339,082)	(7,273,049)
	(225,579)	(159,546)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 26,962	$ 49,424

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)

Three months ended May 31, 2002 and 2001

	2002	2001
Administrative expenses:		
Consulting	$ 4,500	$ 4,500
Filing fees	-	-
Management fees	11,364	11,539
Miscellaneous	-	-
Office	15,405	10,219
Printing	-	-
Professional fees	7,874	1,017
Transfer agent	648	693
Travel and promotion	26,242	-
	66,033	27,968
Loss for the period	66,033	27,968
Deficit, beginning of period	7,273049	7,091,961
Deficit, end of period	$ 7,339,082	$ 7,119,929
Loss per share	$ 0.029	$ 0.014

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three months ended May 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operations:		
Loss for the period	$ (66,033)	$ (27,968)
Changes in operating working capital:		
Accounts receivable	(57)	(51)
Accounts payable and accrued liabilities	(2,308)	1,869
	(68,398)	(26,150)
Financing:		
Issue of shares	-	38,290
Due to related parties	45,879	(7,616)
	45,879	30,674
Increase (decrease) in cash position	(22,519)	4,524
Cash position, beginning of period	47,758	55,606
Cash position, end of period	$ 25,239	$ 60,130

See accompanying notes to consolidated financial statements.

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is incorporated under the Company Act (British Columbia). Its primary business activity is the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is concurrently investigating other opportunities in this industry in the region. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (formerly the Canadian Venture Exchange) (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To May 31, 2002 the Company has generated no revenues and has incurred significant operating losses. At May 31, 2002 the Company had a working capital deficiency of $222,580 (2001–$106,427). These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in the year ended February 28, 1999.

(c) Stock-based compensation:

The Company grants stock options under CDNX policies. No compensation is recorded when the options are granted. Any consideration paid by employees or directors on exercise of stock options is credited to share capital.

2. Significant accounting policies (continued):

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the collectibility of advances and the recoverability of costs relating to cable distribution licences. Actual results could differ from those estimates.

(e) Financial instruments:

Fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to the related party nature and the absence of a market for such amounts.

(f) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(g) Comparative figures:

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. Cable distribution licences on the consolidated balance sheets represent the cash consideration paid for these licences. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7) which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. The Company has not completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licenses.

3. Cable distribution licences (continued):

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company has received a ten year licence expiring on February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova has been recorded at a nominal amount. No licences have yet been obtained in Slovakia. Expenses incurred in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 2000. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced an additional US $250,000 to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

4. Advances on partnership agreement (cont'd):

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

5. Related party transactions:

During the three months ended May 31, 2002 the Company was charged management fees of $11,364 (2001 - $11,539) by an officer and director. During this same period, consulting fees of $4,500 (2001 - $4,500) were accrued to another officer and director for the provision of administrative services to the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value.

During fiscal 2001, the Company consolidated its authorized and issued share capital on a five old for one new basis and subsequently increased its authorized share capital to 100,000,000 common shares without par value.

(b) Issued and outstanding:

	Number	Amount
Balance, May 31, 2001	1,979,741	$ 7,013,503
Issued for cash:		
Private placement at $0.31 per share	322,580	100,000
Balance, May 31, 2001	2,302,321	$ 7,113,503

(c) Share purchase warrants:

There were 322,480 share purchase warrants outstanding at May 31, 2002. Each share purchase warrant was exercisable to purchase one common share at $0.41 per share until expiry on November 28, 2003.

On March 2, 2002 share purchase warrants exercisable to purchase 200,000 at $1.10 per share expired unexercised.

(d) Stock options:

There were no stock options outstanding exercisable at May 31, 2002.

7. **Commitments and contingencies:**

(a) On November 30, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is contributing its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Breakdown of Office Expense for the three month period ending May 31, 2002:

Office rent	$ 9,091
Telephone	6,199
Bank charges	115
	$ 15,405

2. See Note 5 of the attached consolidated financial statements for the three month period ended May 31, 2002.

3. a) Summary of securities issued during the period: NIL

   b) Summary of stock options granted during the period: NIL

4. a) See Note 6 to the attached consolidated financial statements

   b) See Note 6 to the attached consolidated financial statements.

   c) See Note 6 to the attached consolidated financial statements.

   d) There are no shares held in escrow.

5. Directors and Officers as at July 25, 2002:
   George A. Mainas – Director and President
   Stuart Rogers – Director
   C. Hugh Maddin – Director
   Tracy Ring – Secretary

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities in the high technology and telecommunications field on an international basis.

On October 26, 2001 the Company entered into a standstill agreement with Enercon Technologies, Inc. ("Enercon"). Enercon is a Nevada registered company with its principal place of business in London, U.K. Enercon has the right to acquire patented technology for converting all forms of waste plastic (including PVC) into gasoline and diesel fuels.

Pursuant to the terms of the standstill agreement, the Company and Enercon had 60 days to complete their due diligence review and investigation of each others business affairs. During this standstill period, Enercon and the Company agreed to refrain from seeking or entertaining any other offers to acquire interests in their respective companies.

On January 16, 2002 the Company announced that the standstill agreement with Enercon had expired with no agreement having been reached. The Company continued its discussions with Enercon since that date, while continuing to investigate other opportunities. All discussions with Enercon have been terminated as of July 1, 2002.

In July, 2002 management of the Company elected to re-focus its attention on investment opportunities in the telecommunications field that would complement its existing cable distribution licenses in Bulgaria. The Company is currently in the process of re-evaluating the status of the Bulgarian cable opportunity, in light of recent developments in telecommunications technology and additional investment opportunities that have now become available.

Results of Operations

During the three month period ending May 31, 2002 the Company incurred office expenses of $15,405 for maintenance of its office in Marin County, California, which was established in early 2000 to enable ready access to high technology investment opportunities in that state. This amount was increased from the $10,219 incurred during the three month period ended May 31, 2001 due to higher expenditures for telecommunications related to review and negotiation of potential acquisitions during the current period.

Consulting fees of $4,500 incurred during the three months ended May 31, 2002 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a director of the Company for provision of ongoing administrative services.

Travel expenses of $26,242 related to due diligence of potential projects were recorded during the current period as compared to nil during the three-month period ended May 31, 2001.

Professional fees increased from the $1,017 incurred during the three-month period ended May 31, 2001 to $7,874 during the three month period ended May 31, 2002 as a result of additional legal due diligence work conducted in California with respect to prospective acquisitions.

Management fees of $11,364 incurred during the three-month period ended May 31, 2002 (at the rate of US$2,500 per month) were relatively unchanged from the same period a year prior (2001 - $11,539).

Transfer agent fees of $648 incurred during the three month period ended May 31, 2002 were reduced slightly from the $693 incurred during the same period a year prior.

As a result of increases in various categories of expenditure, as outlined above, the Company's loss for the three month period ended May 31, 2002 increased to $66,033 from the $27,968 incurred during the same period a year prior.

Liquidity and Capital Resources

At May 31, 2002 the Company had negative working capital of $(222,580) and cash on hand of $25,239. This compares to negative working capital of $(159,547) and cash of $47,758 at the prior year-end of February 28, 2002.

Cash decreased by $22,519 during the three month period ended May 31, 2002. The decrease in cash was the result of negative cash flow from operations of $(66,033), a reduction in accounts payable of $(2,308) and a decrease in accounts receivable of $(57). This was offset by an increase in the amount due to related parties of $45,879.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company may in the future depend on the Company's ability to obtain additional financings. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Inactive Status

On August 28, 2001 the Company was informed by the Canadian Venture Exchange ("CDNX") (now the TSX Venture Exchange), that it does not meet the Tier Maintenance Requirements of the TSX Venture Exchange, as outlined in the TSX Venture Exchange Policy 2.5, and has been designated inactive.

Inactive status prohibits the Company from granting new stock options, its insiders from exercising previously granted options, and the Company from accruing management fees of more than $2,500 per month.

The Company must submit a satisfactory reactivation plan to the TSX Venture Exchange by no later than August 13, 2002 and attain minimum Tier Maintenance Requirements by no later than February 13, 2003 or the listed securities of the Company may be suspended from trading.

The Company is currently reviewing an investment opportunity in the telecommunications field that will complement its existing business, and intends to finalize the terms of an agreement and file its

reactivation plan with the TSX Venture Exchange prior to the deadline of August 13, 2002.

Other Matters

No investor relations activities were undertaken during the period.